EXHIBIT 99.2

EXCLUSIVITY LETTER
This EXCLUSIVITY LETTER, dated as of April 30, 2020 (this “Letter”), is made by and among Mr. Jinbo Yao (the “Founder”), Warburg Pincus Asia LLC, a company formed and existing under the laws of Delaware (together with its affiliated investment entities, “Warburg Pincus”), General Atlantic Singapore Fund Pte. Ltd., a company incorporated and existing under the laws of Singapore (together with its affiliated investment entities, “General Atlantic,”), and Ocean Link Partners Limited, a company incorporated and existing under the laws of the Cayman Islands (together with its affiliated investment entities, “Ocean Link”, and together with the Founder, Warburg Pincus, and General Atlantic, collectively, the “Initial Consortium Members”).  Each of the Initial Consortium Members is also referred to herein as a “Party,” and collectively, the “Parties.”  Unless otherwise defined herein, capitalized terms used herein shall have the meanings assigned to them in Section 6.1 hereof.
WHEREAS, the Parties propose to undertake an acquisition transaction (the “Transaction”) with respect to 58.com Inc., a company incorporated under the laws of the Cayman Islands and listed on the New York Stock Exchange (“NYSE”) (the “Company”), pursuant to which the Parties or their Affiliates will acquire all of the outstanding Company Shares not already beneficially owned by the Parties or any of their Affiliates, and the Company would be delisted from the NYSE and deregistered under the United States Securities Exchange Act of 1934, as amended (the “Exchange Act”); and
WHEREAS, on April 2, 2020, Ocean Link submitted a preliminary non-binding proposal letter to the board of directors of the Company (the “Company Board”) in connection with the Transaction, and the Initial Consortium Members wish to, on or about the date hereof, submit an updated proposal letter to the Company Board in substantially the form attached as Schedule A hereto (the “Proposal”).
NOW, THEREFORE, in consideration of the foregoing recitals and of the mutual agreements and covenants set forth herein, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Parties, intending to be legally bound, hereby agree as follows:
1.	Proposal and Consortium Agreement; Participation

1.1          Proposal and Consortium Agreement. The Initial Consortium Members shall jointly submit the Proposal to the Company Board on or about the date hereof, and shall use their respective good faith efforts to enter into the Consortium Agreement as soon as possible but in any event within the Exclusivity Period (as defined in Section 2.1).
1.2          Participation.  The Parties agree to act in good faith to pursue the Transaction as a consortium based on the terms to be set out in the Consortium Agreement.
2.	Exclusivity

2.1          Exclusivity Period.  During the period beginning on the date hereof and ending on the earlier of (i) the date which is ninety (90) calendar days after the date of this Letter, which may be extended as jointly agreed by all Initial Consortium Members in writing, and (ii) the execution of the Consortium Agreement (the “Exclusivity Period”), each Party agrees that such Party shall (and shall cause his, her or its Affiliates to):
(a)          work exclusively with the other Parties to implement the Transaction, including to (i) evaluate the Company and its business, (ii) conduct negotiations with the Company; and (iii) prepare, negotiate and finalize the definitive documents in connection with the Transaction; and
(b)          not, and shall not permit his, her or its Affiliates, directly or indirectly, to (i) propose an Alternative Transaction, or seek, solicit, initiate, induce, facilitate or encourage (including by way of furnishing any non-public information concerning the Company) inquiries or proposals concerning, or participate in any discussions, negotiations, communications or other activities with any person (other than the other Parties) concerning, or enter into or agree to an Alternative Transaction; (ii) provide any information to any third party with a view to the third party or any other person pursuing or considering to pursue an Alternative Transaction; (iii) finance or offer to finance any Alternative Transaction, including by offering any equity or debt finance, or contribution of Company Shares or other securities in the Company or provision of a voting agreement, in support of any Alternative Transaction; (iv) enter into any written or oral agreement, arrangement or understanding (whether legally binding or not) regarding, or do, anything which is inconsistent with the provisions of this Letter or the Transaction as contemplated by this Letter; or (v) seek, solicit, initiate, encourage, facilitate, induce or enter into any negotiation, discussion, agreement or understanding (whether or not in writing and whether or not legally binding) with any other person regarding the matters described in Section 2.1(b)(i) to Section 2.1(b)(iv).
Notwithstanding the foregoing provisions of this Section 2.1, to the extent the Company specifically requests that the Founder or a Representative of General Atlantic on the Company Board cooperate in respect of a bona fide written Alternative Transaction that was not made, sought, initiated, solicited, encouraged, induced, facilitated or joined by the Founder or General Atlantic, respectively, and the Founder (solely in his capacity as the chairman of the Company Board or a member of the Company Board, and not in his capacity as a shareholder) or such Representative of General Atlantic (solely in his or her capacity a member of the Company Board, and not in his or her capacity as a Representative of a shareholder) determines, based on the written advice of Cayman Islands counsel to the Consortium, that the Founder or such Representative of General Atlantic, respectively, is obligated in such capacity to cooperate with the Company in order to comply with his or her respective fiduciary duties under Cayman Islands law, the Founder or such Representative of General Atlantic may provide such cooperation but only to the extent required to comply with such fiduciary duties in such capacity.
3.	Termination

3.1          Termination.
(a)          Subject to Section 3.2(a), this Letter shall terminate with respect to all Parties at any time upon a written agreement among all Parties.
(b)          Subject to Section 3.2(a), this Letter shall terminate automatically and without any further action on the part of any Party upon (1) the expiration (including any extensions thereof pursuant to a written agreement among all Parties) of the Exclusivity Period, (2) the formal rejection of the Proposal by the special committee established by the Company’s board of directors or (3) the execution of the Consortium Agreement.
3.2          Effect of Termination3.3.
(a)          Upon termination of this Letter pursuant to Section 3.1, Article 3 (Termination), Section 4.2 (Confidentiality) and Article 5 (Miscellaneous) shall continue to bind the Parties.
(b)          Other than the obligations as set forth in Section 3.2(b) and any liability for failure to comply with the terms of this Letter prior to its termination which shall survive such termination, the Parties shall not otherwise be liable to each other in relation to this Letter after termination.
4.	Announcements and Confidentiality

4.1          Announcements.  No announcements or other statement regarding the subject matter of this Letter shall be issued or made by any Party either to the Company (including the Company Board) or to the public without the prior written consent of the other Parties, which consent shall not be unreasonably withheld, delayed or conditioned, except to the extent that any such announcements are required by applicable laws, a court of competent jurisdiction, a regulatory body or international stock exchange, and then only after the form and terms of such disclosure have been notified to the other Parties and the other Parties have had a reasonable opportunity to comment thereon, in each case to the extent reasonably practicable.  Notwithstanding the foregoing, each Party may make any Schedule 13D filings, or amendments thereto, in respect of the Company that such Party reasonably believes is required under applicable law without the prior written consent of the other Parties provided that each such Party shall coordinate with the other Parties in good faith regarding the content and timing of such filings or amendments in connection with the Transaction.
4.2          Confidentiality.  Except as permitted under Section 4.3 or this Section 4.2, each Party (the “Recipient”) shall not, and shall direct his, her or its Affiliates and the Representatives of the foregoing not to, without the prior written consent of another Party (the “Discloser”), disclose any Confidential Information obtained from the Discloser to any other person.  The Recipient may disclose any Confidential Information to any of his, her or its Affiliates or any of the Representatives of the foregoing who are engaged in pursuing or evaluating the Transaction and whose knowledge of such information is reasonably necessary for such purpose and who (prior to such disclosure) agree with the Recipient to maintain the confidentiality of such Confidential Information as set out herein or are otherwise bound by applicable law or rules of professional conduct to keep such information confidential; provided that, subject to Section 4.3, no Recipient may disclose any Confidential Information to any equity or debt financing source (other than any Affiliate of such Recipient or any limited partner of any such Affiliate) without the prior written consent of the other Parties.  Each Party shall not and shall direct his, her or its Affiliates and the Representatives of the foregoing to whom Confidential Information is disclosed not to, use any Confidential Information for any purpose other than exclusively for the purposes of this Letter or the Transaction.
4.3          Permitted Disclosures.  A Party may make disclosures (a) if required by applicable laws or the rules and regulations of any securities exchange or Governmental Authority of competent jurisdiction over a Party, but only after the form and terms of such disclosure have been notified to the other Parties and the other Parties have had a reasonable opportunity to comment thereon, in each case to the extent legally permissible and reasonably practicable; or (b) if the information is publicly available other than through a breach of this Letter by such Party, any of his, her or its Affiliates or any of the Representatives of the foregoing.
5.	Miscellaneous

5.1          Entire Agreement.  This Letter constitutes the entire agreement between the Parties and supersedes any previous oral or written agreements or arrangements among them or between any of them relating to its subject matter.
5.2          Counterparts.  This Letter may be executed in counterparts and all counterparts taken together shall constitute one document.
5.3          Governing Law.  This Letter shall be governed by, and construed in accordance with, the laws of the State of New York without regard to the conflicts of law principles thereof.
5.4          Dispute Resolution.  Any disputes, actions and proceedings against any Party or arising out of or in any way relating to this Letter shall be submitted to the Hong Kong International Arbitration Centre (“HKIAC”) and resolved in accordance with the Arbitration Rules of HKIAC in force at the relevant time and as may be amended by this Section 5.4.
6.	Definitions and Interpretations

6.1          Definitions.  In this Letter, unless the context requires otherwise:
“ADSs” means the Company’s American Depository Shares, each representing two Class A ordinary shares, par value US$0.00001 per share, of the Company.

“Affiliate” shall have the meaning ascribed to such term in Rule 12b-2 under the Exchange Act; including, for the avoidance of doubt, any affiliated investment funds of such Party or any investment vehicles of such Party or such funds; provided, however, that with respect only to Parties that are a private equity, sovereign or other funds in the business of making investments in portfolio companies managed independently, including without limitation Warburg Pincus, General Atlantic and Ocean Link, no portfolio company of any such Party or its Affiliate (including portfolio company of any affiliated investment fund or investment vehicle of such Party or such funds) shall be deemed to be an Affiliate of such Party.
“Alternative Transaction” means any inquiry, proposal or offer from any person (other than the Consortium) relating to (i) any direct or indirect acquisition or purchase of any capital stock or other equity interest representing a controlling interest in the Company, or a merger, consolidation or other business combination transaction involving a change of control of the Company or any of its material subsidiaries, material variable interest entities or subsidiaries thereto or (ii) a transfer, sale or lease of all or substantially all of the assets of the Company or any of its material subsidiaries, material variable interest entities or subsidiaries thereto that are used or have been used in the conduct of their respective businesses.
“Company Shares” means, collectively, the Class A ordinary shares, par value US$0.00001 per share, and the Class B ordinary shares, par value US$0.00001 per share, issued by the Company including such shares represented by the ADSs.
“Confidential Information” includes (a) all written, oral or other information obtained in confidence by one Party from any other Party in connection with this Letter, the Proposal or the Transaction, unless such information (w) is already or becomes known to the receiving Party prior to the disclosure thereof by the disclosing Party, (x) is provided to the receiving Party by a third party which is not known by such receiving Party to be bound by a duty of confidentiality to the disclosing Party, (y) is or becomes publicly available other than through a breach of this Letter by such receiving Party, or (z) is developed independently by or for the receiving Party without using any Confidential Information, and (b) the existence or terms of, and any negotiations or discussions relating to, this Letter, the Proposal and any definitive documentation in respect of the Transaction.
“Consortium” means the consortium formed by the Parties to undertake the Transaction.
“Consortium Agreement” means a consortium agreement to be negotiated and entered into by and among the Initial Consortium Members and any additional parties thereto to deal exclusively with each other in pursuing the Transaction and to cooperate and participate in, among others, the negotiation of the terms of definitive documentation in connection with the Transaction.
“Governmental Authority” means any nation or government, any agency, self-regulatory body, public, regulatory or taxing authority, instrumentality, department, commission, court, arbitrator, ministry, tribunal or board of any nation or government or political subdivision thereof, in each case, whether foreign or domestic and whether national, supranational, federal, provincial, state, regional, local or municipal.
“Representative” of a person means that person’s officers, directors, employees, accountants, counsel, financial advisors, consultants, other advisors, general partners and limited partners.
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IN WITNESS WHEREOF, the Parties have caused this Letter to be executed and delivered as of the date first written above.

Jinbo Yao
/s/ Jinbo Yao

Warburg Pincus Asia LLC By: Julian Cheng, Managing Director
/s/ Julian Cheng

General Atlantic Singapore Fund Pte. Ltd.
By: Ong Yu Huat, Director
/s/ Ong Yu Huat

Ocean Link Partners Limited By: Tony Tianyi Jiang, Partner
/s/ Tony Tianyi Jiang